FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 21, 2013

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS and Ericsson to Jointly Develop LTE in Russia

June 21, 2013

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecom operator in Russia and CIS, and Ericsson (NASDAQ: ERIC), world’s leading provider of communications technologies and services, announced at the St. Petersburg International Economic Forum the signing of an agreement to jointly develop telecommunications infrastructure for an LTE network rollout in Russia’s Volga, Siberian, Ural and Southern Federal Districts.

Under the three-year agreement, Ericsson will begin in Q2 2013 to develop LTE networks in four Federal Districts covering more than half of the Russia’s territory. During the first stage of the roll-out, Ericsson will supply not less than 10,000 LTE base stations.  Ericsson will also provide network hardware and services in the Northwestern Federal District. As a part of the agreement, Ericsson and MTS will also expand their cooperation to further develop 2G/3G networks in several regions throughout Russia.

Andrei Dubovskov, MTS President and Chief Executive Officer, commented, “We have long cooperated with Ericsson to develop our networks in Russia. Together we will bring leading edge networks to the regions that constitute the heart of and drive the progress of the Russia’s economy. Economic development translates into high demand for access to mobile broadband and innovative services, which in turn fosters economic growth.  Building on this past history of cooperation, we are pleased that Ericsson will continue their support through the deployment of the next generation networks throughout the Russian Federation. By the end of 2013, we wiil be offering LTE services in 15 of the Russia’s regions.”

Hans Vestberg, President and CEO of Ericsson, says: “We are delighted to partner with MTS to build an LTE network covering half of Russia. We are committed to bringing a great LTE experience to MTS customers and having built more than 150 LTE networks globally, we see the huge effect on society that LTE has had; 4G drives innovation and service development, and we are thrilled to make it available for the Russian market together with MTS.”

MTS continues its aggressive build-out of the LTE networks. LTE TDD and FDD networks have already been launched in Moscow. The Company plans to cover approximately 600 population centers in Russia with LTE by the end of 2013.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers in Russia, Ukraine, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: June 21, 2013